Exhibit 99.1

Contacts:
Andrew Williams
Koji Fusa
Collabrium Japan Acquisition Corporation
44-20-7408-4710
81-90-7220-7746

FOR IMMEDIATE RELEASE
COLLABRIUM JAPAN ACQUISITION CORPORATION’S
REGISTRATION STATEMENT DECLARED EFFECTIVE BY SEC

London, England, October 19, 2012 – Collabrium Japan Acquisition Corporation (Nasdaq: JACQU) (the “Company”)  announced today that its Registration Statement on Form F-1 (SEC File No. 333-183775) was declared effective by the Securities and Exchange Commission on October 18, 2012.  The closing of the Company’s initial public offering of 4,000,000 units is expected to be consummated on or about October 24, 2012.  Each unit will consist of one ordinary share and one warrant and will be sold at an offering price of $10.00 per unit for aggregate gross proceeds of $40,000,000.  The PrinceRidge Group LLC acted as sole underwriter of the initial public offering.  Graubard Miller acted as U.S. counsel to the Company, Ogier acted as British Virgin Islands counsel to the Company and Ellenoff Grossman & Schole LLP acted as counsel to the underwriter.  A copy of the prospectus may be obtained from The PrinceRidge Group LLC, 1633 Broadway, 28th Floor, New York, New York 10019, Attn: Ryan Brining.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on October 18, 2012. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although it intends to focus on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, including the successful consummation of the Company’s initial public offering, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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